The Board resolves the cash distribution of dividend and capital surplus Date of events: 2013/04/30 Contents:

1.	Date of the board of directors resolution :2013/04/30

2.	Appropriations of earnings in cash dividends to shareholders (NT$ per share):NT$4.6295 per share

3.	Cash dividends distributed from legal reserve and capital reserve to shareholders (NT$ per share):NT$0.7205 per share

4.	Total amount of cash dividends to shareholders (NT$):NT$41,502,339,016

5.	Appropriations of earnings in stock dividends to shareholders (NT$ per share):0

6.	Stock dividends distributed from legal reserve and capital reserve to shareholders (NT$ per share):0

7.	Total amount of stock dividends to shareholders (shares):0

8.	Bonus to directors and supervisors (NT$):NT$37,483,664

9.	Cash bonus to employees (NT$):NT$1,533,081,870

10.	Stock bonus to employees (NT$):0

11.	Any other matters that need to be specified: The Board of Directors resolved to distribute cash dividend of NT$4.6295per share and a cash distribution from capital surplus of NT$0.7205 per share. The combination of the two makes a distribution of NT$5.35 per share in cash. Besides, the base day for dividend is set forth on July 23, 2013.